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[USON LETTERHEAD]

October 9, 2007

BY TELECOPY (202) 772-9217 AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

    Attention:        Mr. Jeffrey P. Riedler and Ms. Jennifer Riegel

Re:
US Oncology Holdings, Inc.
Registration Statement on Form S-4
Filed July 11, 2007
File No. 333-144492

Dear Mr. Riedler and Ms. Riegel:

        On July 11, 2007, US Oncology Holdings, Inc. (the "Company") filed with the U.S. Securities and Exchange Commission the above-referenced registration statement (the "Registration Statement.") By letter dated July 23, 2007, the Company received the Staff's comments relating to the Registration Statement.

        The following is our response. For your convenience, the following numbered paragraphs repeat the Comments and are followed by the Company's responses.

1.
We note that you are registering the transaction in reliance on the staff's position set forth in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and Shearman & Sterling (July 2, 1993). Accordingly, please provide us with a supplemental letter stating you are registering the exchange offering in reliance on the staff's position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

  RESPONSE: The Company has filed via EDGAR a supplemental letter which includes the statements and representations requested by this comment, a copy of which is attached hereto.

2.
The staff's Exxon Capital position, as set forth in the above described no-action letters, is limited to non-convertible debt securities to be issued in exchange for substantially similar outstanding securities. Registering securities to be issued as interest payments is not consistent with this position. Please revise the registration statement to remove the securities to be issued as interest payments.

  RESPONSE: The Company has filed Amendment No. 1 to the Registration Statement which removes the securities to be issued as interest payments and registers only the $425,000,000 in original principal amount of securities that is currently outstanding. A draft of the revised cover page of the Registration Statement reflected in such amendment is attached.

        Please do not hesitate to call me at (832) 601-6178 if you have any questions about the foregoing or if we can provide any further information.

Very truly yours,
B. Scott Aitken Associate General Counsel

ATTACHMENTS

As filed with the Securities and Exchange Commission on October 9, 2007

Registration No. 333-144492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

US ONCOLOGY HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	621999	20-0873619
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number of Registrant and each Co-Registrant)	(I.R.S. Employer Identification No.)

16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(832) 601-8766
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

B. Scott Aitken
Associate General Counsel
16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(832) 601-6178
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

with a copy to:
Othon Prounis
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036
(212) 596-9000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Senior Unsecured Floating Rate Toggle Notes due 2012	$425,000,000	100%	$425,000,000	$13,048(3)

(1)
Estimated solely for the purpose of calculating the registration fee.

(2)
Calculated pursuant to Rule 457(f) under the Securities Act, as follows: .0000307 multiplied by the proposed maximum aggregate offering price.

(3)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

US Oncology Holdings, Inc.
16825 Northchase Drive, Suite 1300
Houston, Texas 77060
(832) 601-8766

October 9, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA FACSIMILE AND EDGAR TRANSMISSION

US Oncology Holdings, Inc. Registration Statement on Form S-4 (No. 333-144492)

Ladies and Gentlemen:

        In connection with US Oncology Holdings, Inc.'s (the "Company") Registration Statement on Form S-4 (No333-144492) (the "Registration Statement") filed on July 11, 2007 with the Securities and Exchange Commission (the "Commission"), we hereby provide certain statements and representations specified in the Commission's no-action letters on the subject of exchange offers. In that connection, the Company makes the following representations:

        (a)   The Company is registering the exchange offer in reliance on the position of the Staff of the Division of Corporate Finance enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).

        (b)   The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer, and to the best of the Company's information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) may not rely on the Staff's position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) or similar letters and (2) must comply with the registration and prospectus-delivery requirements of the Securities Act of 1933, as amended (the "Securities Act") in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

        (c)   The Company is making each person (including any broker-dealer) participating in the exchange offer aware, through the exchange offer prospectus or otherwise, that any broker-dealer who holds securities to be exchanged in the exchange offer acquired for its own account as a result of market-making activities or other trading activities, and who receives new securities in the exchange offer, may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the exchange offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such new securities. Further, the Company has included in the letter of transmittal relating to the exchange offer a provision to the effect that, if the exchange offeree is a broker-dealer holding securities to be exchanged in the exchange offer acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new securities received in respect of securities exchanged pursuant to the exchange offer (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

        (d)   The Company is not permitting any person who is an affiliate of the Company to participate in the exchange offer.

        The Company will commence the exchange offer for the securities to be exchanged in the exchange offer after the Registration Statement is declared effective by the Commission. The exchange offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

        We trust that these representations will be acceptable to the Staff. However, if you wish to discuss any of these matters further, please do not hesitate to contact the undersigned.

Very truly yours,
/s/ B. Scott Aitken B. Scott Aitken Associate General Counsel

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[USON LETTERHEAD]
US Oncology Holdings, Inc. 16825 Northchase Drive, Suite 1300 Houston, Texas 77060 (832) 601-8766